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                                                                  Exhibit (a)(3)

2000 ANNUAL REPORT                                                APRIL 30, 2001
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                        EVERFLOW EASTERN PARTNERS, L.P.
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        NEWSLETTER

TO OUR EVERFLOW PARTNERS...

     Everflow Eastern Partners, L.P. incurred development costs of $2.3 million during 2000. The Standardized Measure of Discounted Future Net Cash Flows increased by $28.3 million between December 31, 1999 and 2000 due primarily to net changes in prices. Total assets of the Company amounted to $55.0 million with partners' equity accounting for $53.0 million. The Company continually evaluates whether the Company can develop oil and gas properties at historical levels given the current costs of drilling and development activities, the current prices of oil and gas, and the Company's experience with regard to finding oil and gas in commercially productive quantities. The Company has decreased its level of activity in the development of oil and gas properties compared with historical levels.

     As you know, the Company entered into long-term "seasonal" contracts with The East Ohio Gas Company beginning in September 1991. The last of these contracts expires in October 2001. These contracts covered the majority of our natural gas production. The most recent annual price adjustment under these contracts occurred in November 2000. The amount of this adjustment was a $1.48 per MCF increase in natural gas pricing for wells subject to these contracts. Oil prices have increased ranging from a low of $8.50 per barrel in December 1998 to a high of $33.25 per barrel in September 2000.

FINANCIAL REPORT

     Enclosed with this Newsletter is the following financial information:

     - Everflow Eastern Partners, L.P. audited financial statements for the year ended December 31, 2000, including Notes to Consolidated Financial Statements.

     - "Management's Discussion and Analysis of Financial Condition and Results of Operations" taken from the Company's Form 10-K Annual Report filed with the Securities and Exchange Commission.

RESERVE REPORT

     Enclosed is a copy of the letter prepared by Wright & Company, Inc., Petroleum Consultants, including a summary report of the remaining oil and gas reserves, future net income and standardized measure of discounted future net income for all properties in which the Company owns an interest. The Company's reserve analysis as well as additional oil and gas information can be found in the enclosed financial statements (see Note 10).

REPURCHASE RIGHT

     As you know, the Partnership Agreement for Everflow Eastern Partners, L.P. provides that each year the Company will repurchase for cash up to 10% of the then outstanding Units of the Partnership.

     Between April 30, 2001 and June 29, 2001, you as a Unitholder of the Company, may exercise your right to require the Company to purchase all or any (whole) number of your Units at a price equal to 66% of the Adjusted Book Value as of December 31, 2000, as adjusted for distributions since that date.

     Based on the enclosed audited financial statements, the Purchase Price this year is $9.73 per Unit calculated as follows:

Total partners' equity at December 31, 2000     $53,044,000
Add:
     Standardized Measure of Discounted
     Future Net Cash Flows                       81,974,000
     Tax effect adjustment                        1,996,000
                                                -----------
                                                 83,970,000

Deduct:
     Carrying value of oil and gas properties
     (net of undeveloped lease costs and
     prepaid well costs):
         Historical cost                        111,660,000
         Depletion and Amortization              68,094,000
                                                -----------
                                                 43,566,000
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Adjusted Book Value                              93,448,000
66% of Adjusted Book Value                       61,676,000
98.87% Limited Partners' share                   60,979,000
Unit price based on 5,888,662 Units             $    10.355
Distribution - January 2, 2001                         .250
Distribution - April 2, 2001                           .375
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Calculated Purchase Price                       $      9.73
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     Management of the Company believes that the Purchase Price may be less than the value which could be realized by the Unitholders in the event of a liquidation or sale of the Company.

     Management of the Company believes that any proceeds on the sale of Units for most Unitholders would likely result in these proceeds being taxed as ordinary income and not capital gains. The sale of Units would require that all prior deductions for intangible drilling and development costs (including intangible drilling and development costs deducted originally when most of the current Unitholders invested in drilling programs back in the 1980's) and depletion deductions (except for percentage depletion deductions in excess of the basis of a property) are subject to recapture and are treated as ordinary income, with the amount recaptured limited to the amount of taxable gain on the sale of the Units (see Section 11 of the Offer the Purchase).

     The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. In the event you as a Unitholder elect to consider such right under the Partnership Agreement, instructions on how to do so are also explained in detail in the enclosed materials.

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585 WEST MAIN STREET, POST OFFICE BOX 629, CANFIELD, OHIO 44406 - (330)533-2692